Exhibit 10.3

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”), dated May 11, 2024 and effective as of May 1, 2024 (the “Effective Date”), is by and between Chromocell Therapeutics Corporation (the “Company”) and Francis Knuettel II (the “Executive”). Collectively, the Company and Executive may be referred to herein as the “Parties” or each individually as a “Party.”

RECITALS

WHEREAS, the Company has previously entered into an offer letter, dated June 2, 2022 and that certain Consultant Agreement, dated January 9, 2023, between the Company and Camden Capital LLC (“Camden”);

WHEREAS, the Company subsequently entered into that certain Amended and Restated Consultant Agreement, dated as of June 23, 2023, effective as of May 15, 2023, as modified by that certain Side letter to Consultant Agreement, dated May 10, 2024 (together, the “Consultant Agreement”), between the Company and Camden;

WHEREAS, Executive was elected as the Company’s Interim Chief Executive Officer and President on July 19, 2023 and served as the Company’s Interim Chief Executive Officer and President, Chief Financial Officer, Treasurer and Secretary until March 13, 2024;

WHEREAS, Executive was appointed as the Company’s Chief Executive Officer and President on March 13, 2024, and continues to serve in his capacity as Chief Financial Officer, Treasurer and Secretary of the Company; and

WHEREAS, the Parties mutually deem it advisable and in their respective best interests to terminate the performance of future services under the existing Consultant Agreement and to enter into this Agreement setting forth the mutual expectations of the engagement of the Executive and the Company.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants and promises of the Parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows.

1.           Term. The Company shall employ Executive and Executive accepts employment as Chief Executive Officer (“CEO”), devoting substantially all his professional time, on the terms and conditions set forth herein.

Executive’s employment under this Agreement shall be for an unspecified term (the “Term”) on an “at will” basis. Nothing in the Company’s policies, actions or this Agreement shall be construed to alter the “at will” nature of Executive’s status with the Company, and Executive understands that the Company may terminate Executive’s employment at any time for any reason or for no reason, provided that it is not terminated in violation of state or federal law.

At the beginning of the Term, the Company acknowledges and agrees to Executive’s hybrid remote work arrangement wherein Executive is partially working from his residence.

2.           Duties and Position. During the Term of this Agreement, Executive shall serve as the Company’s CEO and in such other positions as the Board of Directors of the Company (the “Board”) may require. As of the Effective Date, Executive also serves as Company’s Chief Financial and Strategy Officer, President, Treasurer and Secretary, for which positions Executive shall not be entitled to any compensation in addition to what is set forth herein.

Executive will report to, and be subject to the direction of, the Board and shall be subject to the duly-issued instructions of the Board regardless of whether he supports each such instruction. Executive shall devote such time as required to carry out his duties faithfully and professionally and in the best interests of the Company.

The expenditure of reasonable amounts of time for education, charitable or professional activities shall not be deemed a breach of this Agreement if those activities do not materially interfere with the services required under this Agreement. Furthermore, this Agreement shall not be interpreted to prohibit Executive from making passive personal investments if those activities do not materially interfere with the services required under this Agreement and if those investments do not create any conflict of interest with Executive’s duties to the Company; provided, however, that Executive may invest in index funds without regard to conflicts of interest.

3.           Compensation and Benefits.

(a)	Salary. As of May 1, 2024, Executive’s annual salary (the “Salary”) shall be $410,000, less applicable taxes and withholdings. Executive’s Salary shall be reviewed annually and may be adjusted by the Board, or any committee thereof, in its sole discretion. Executive’s Salary shall be paid in accordance with the Company’s regular payroll practices and applicable law in effect from time to time.

(b)	Signing Bonus. Executive shall be paid a signing bonus of $56,666.00 (the “Signing Bonus”), less applicable taxes and withholdings, representing approximately the difference between the $410,000 annualized Salary and the $240,000 annualized Consulting Fee under the Consultant Agreement, prorated for the period from January 1, 2024 through April 30, 2024. The Signing Bonus shall be paid within ten (10) days of the Effective Date and only if Executive is employed by the Company on the date such Signing Bonus is paid.

(c)	Cash Bonus. The Board shall, in concert with Executive, establish Company aggregate and Executive performance goals and objectives (the “Goals”) for each year in January of each year (and within thirty (30) days of the Effective Date for 2024). Full achievement of the Goals will result in a bonus of up to fifty percent (50%) of the Executive’s annualized Salary in effect at the date of payment (the “Cash Bonus”). The Board, in its sole discretion and in good faith, shall determine the final amount payable as a Cash Bonus based upon results and performance relative to the Goals, together with such other and further factors as the Board deems relevant; provided, however, that full achievement of the Goals is intended to result in payment of the entire Cash Bonus. In the event that results and performance exceed the Goals, which shall be determined solely by the Board, the Board may (but shall not be required to) provide for the payment of an additional amount (the “Additional Cash Bonus”) in its sole discretion. Any Cash Bonus and any Additional Cash Bonus shall be paid no later than the March 15 following the end of the applicable year. Except as otherwise provided in Section 6, no Cash Bonus or Additional Cash Bonus shall be earned for a year unless the Executive remains employed through the date of payment.

(d)	Benefits. Executive shall participate in benefits offered to the Company’s other executives that will include health insurance, dental insurance, vision (VSP), short-term and long-term disability insurance. The Company retains the right to modify, in its sole discretion and from time to time, the Company’s benefits.

(e)	Leave/Absence. Executive shall be entitled to unlimited paid time off, subject to the Company’s policy as from time to time amended in its discretion.

(f)	Out-of-Pocket Expenses. The Company shall reimburse Executive for all reasonable “out-of-pocket” expenses incurred by Executive in the conduct of the Company’s business. Such reimbursement shall be in accordance with applicable policies and procedures.

4.           Compliance with Laws and Policies. Executive agrees that he must act in conformity with the law at all times, without exception. Executive will abide by the Company rules, regulations and policies as in effect from time to time including, but not limited to, any of those uploaded to the “Corporate Governance” section of the Company’s website.

5.           D&O Insurance. The Company will maintain a policy for directors and officers (“D&O”) insurance. Any D&O coverage acquired by the Company shall include Executive.

6.	Termination.

(a)	Termination for Cause. If the Agreement is terminated by the Company for “Cause” (as defined below) or the Executive terminates other than for Good Reason (as defined below), then (1) the Company shall compensate Executive with a pro rata portion of the Salary (but for the avoidance of doubt not including any Cash Bonus or Additional Cash Bonus) due for the month in which services are terminated and (2) Executive shall not be entitled to any further compensation for services.

(b)	Other Termination. The provisions of this Section 6(b) apply in the event of a termination of this Agreement by the Company other than pursuant to Section 6(a) or by Executive for Good Reason. For the avoidance of doubt and absent a modification of the Agreement pursuant to the provisions of Section 10(i), the provisions of this Section 6(b) shall remain in effect in the event Executive is involuntarily terminated other than for Cause or the Executive resigns for Good Reason following a sale of the Company or other similar change in control transaction. No amount payable under this Section 6(b) shall be paid unless Executive executes, delivers and does not revoke the Company’s standard release of claims agreement within sixty (60) days of such termination of services. If the sixty (60)-day period referenced in the preceding sentence spans two (2) taxable years, payment shall only commence in the second taxable year.

(1)	Salary related severance. The Company will pay fifty percent (50%) of Executive’s annualized Salary beginning at the end of the sixty (60)-day period referred to above ratably over a period of six (6) months, less applicable taxes and withholdings.

(2)	Prorated Cash Bonus. If and only if the target for any Cash Bonus has been set for the applicable year of termination of services, Executive shall be entitled to receive the amount of Cash Bonus related to the achievement of Goals prior to Executive’s termination, as determined in good faith by the Board in its sole discretion. Any amount payable pursuant to this Section 6(b)(2) shall be paid at the end of the sixty (60)-day period following termination of employment.

(3)	Vesting. All outstanding options with time-based vesting shall become one hundred percent (100%) vested as of the date of termination.

(4)	COBRA. In the event Executive elects to continue Company group medical, dental and/or vision benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), following termination, the Company will continue to contribute toward the cost of such coverage for up to eighteen (18) months as if Executive were an active employee unless doing so violates applicable law or is inconsistent with the coverage arrangement.

(c)	Suspension of Payment. Notwithstanding anything herein to the contrary, if Executive is in material violation of any provision of this Section 6 or Section 7 below, the Company shall have no obligation to make payment(s) under Section 6(b) of this Agreement if the Company has determined in good faith that such a violation(s) has occurred or is occurring. If it is later established through a judicial proceeding that no such violation occurred, the Company shall agree to pay to Executive any such amount withheld from or not paid during such period to the extent consistent with Section 409A (“Section 409A”) of the Internal Revenue Code (the “Code”).

(d)	No Mitigation. Executive will be under no obligation to mitigate damages by seeking other employment or service relationships, and there will be no offset against the amounts due Executive under this Agreement, except as specifically provided in Section 6(c) above or for any other claims that the Company may have against Executive and to the extent consistent with Section 409A.

(e)	Definitions. For purposes of this Agreement:

(1)	“Cause” means any of the following with respect to Executive: (i) engaging in any acts of fraud, theft or embezzlement involving the Company; (ii) conviction, including any plea of guilty or nolo contendere, of any felony crime that is relevant to Executive’s position(s) with the Company; and (iii) material violation of this Agreement, which is materially damaging to the reputation or business of the Company; provided, however, that prior to terminating Executive for Cause, the Board must, if possible under the given circumstances, first (A) provide notice to Executive specifying in reasonable detail the condition giving rise to Cause for termination no later than the tenth (10th) day following the occurrence of that condition, (B) provide Executive a period of twenty (20) days to remedy the condition, if subject to remedy, and so specify in the notice and (C) terminate the employment or service relationship for Cause within ten (10) days following the expiration of the period to remedy if the Executive fails to remedy the condition.

(2)	“Good Reason” means any of the following with respect to Executive: (i) an involuntary material reduction in Salary; (ii) an involuntary material diminution in authority, duties or responsibilities (but not including any diminution in, or termination of, responsibilities relevant to any role that Executive has held or holds in addition to that of CEO); (iii) the failure of the Company to maintain D&O coverage, as described in Section 5; or (iv) the Company’s breach of a material provision of this Agreement, provided, however, that prior to Executive terminating for Good Reason, Executive must, if possible under the given circumstances, first (A) provide notice to the Company specifying in reasonable detail the condition giving rise to termination for Good Reason no later than the tenth (10th) day following the occurrence of that condition, (B) provide the Company a period of thirty (30) days to remedy the condition, if subject to remedy, and so specify in the notice and (C) terminate the employment or service relationship for Good Reason within ten (10) days following the expiration of the period to remedy if the Company fails to remedy the condition.

(f)	Notice of resignation. Notwithstanding any provision of this Agreement to the contrary, Executive agrees to provide eight (8) weeks’ notice in the event of his resignation (with or without Good Reason). In the event of a resignation without Good Reason, the Company may in its discretion terminate Executive’s employment immediately or at any time during the eight (8)-week period. Executive shall not otherwise be entitled to any other Salary, bonuses or benefits after the date of termination, except the right to receive benefits that have become vested under any benefit plan or to which Executive is entitled as a matter of law. For the avoidance of doubt, if Executive resigns without “Good Reason,” then none of the severance related benefits described in Section 6(b) shall be provided.

7.           Restrictive Covenants. The Parties hereby agree as follows.

(a)	Client of the Company. For purposes hereof, the term “Client” shall mean any Client of the Company: (1) to whom the Company or any officer, director, member, employee, contractor, affiliate, representative or agent of the Company provided any services or products of any kind; or (2) entities with whom the Company conducts business, including but not limited manufacturers, distributors, firms or marketers of any kind prior to or during the Term.

(b)	Non-Solicitation. During the Term of this Agreement and for a period of twelve (12) months after the termination of this Agreement for any reason, whether voluntary or involuntary, Executive shall not, on his own behalf or on behalf of any other person, entity or other third party directly or indirectly: (1) cause any person to leave their employment with the Company (other than terminating subordinate employees or employees in the course of his duties for the Company); (2) hire, employ or otherwise engage any individual or entity who is an employee, independent contractor or agent of the Company, or solicit or contact any such individual or entity to quit or change such individual’s or entity’s relationship with the Company; (3) contact, call upon or solicit any of the Clients of the Company for the purpose of (i) providing any services to such entity or (ii) diverting or encouraging such entities or Clients of the Company to discontinue, in whole or in part, all or any portion of their relationship with, and services or products received from the Company; or (4) hire, employ or otherwise engage any individual or entity who is or was, an employee, independent contractor, representative or agent of the Company. Item (4) in the preceding sentence shall not restrict Executive from hiring, employing or otherwise engaging any individual or entity who is or was, an employee, independent contractor, representative or agent of the Company so long as the hiring or engagement by Executive does not interfere with that person or entity’s service to Company.

(c)	Proprietary Information. Executive has, and will continue to have, access to information of the Company that the Company considers sensitive, proprietary and/or otherwise confidential (the “Proprietary Information”). Proprietary Information includes, without limitation, trade secrets and similarly protected proprietary, secret and/or confidential information about the Company’s business that is not generally known by others with whom the Company competes or does business, or with whom it plans to compete or do business, and any and all information, publicly known in whole or in part or not, which, if disclosed by the Company, would assist in competition against them, including but not limited to (1) the products, services, technical data, methods, processes, know-how, developments, inventions and formulae of the Company, (2) the development, research, testing, marketing and financial activities and strategic plans of the Company, (3) their costs and sources of supply, (4) the identity and special needs of the Clients and prospective clients, customers and portfolio companies of the Company and (5) the vendors, suppliers and other organizations with whom the Company has business relationships and the nature and substance of those relationships. Proprietary Information also includes any confidential or proprietary information that the Company may receive or has received from Clients, prospective clients or business partners with any understanding, express or implied, that the information would not be disclosed. Compensation to Executive for services does not constitute Proprietary Information. Executive will maintain the confidentiality of all Proprietary Information both before and after the Term except as otherwise specifically instructed by the Company.

(d)	Non-Competition. To protect the Company’s trade secrets, goodwill and Proprietary Information, Executive agrees that, during the Term of this Agreement and for a period of twelve (12) months after the termination of this Agreement for any reason, whether voluntary or involuntary, Executive shall not directly or indirectly engage (whether such engagement is as an employee, consultant, proprietor, partner, director or otherwise) in any business that competes against the Company by owning, licensing, developing, marketing, manufacturing, producing, selling or distributing products, technologies, therapies or services in any way related to the therapeutic mechanisms of action that are being evaluated in the Company’s active research and development efforts at that time. It is agreed that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not constitute a violation of this provision.

(e)	Reasonable Restrictions. Executive agrees that the limitations as to time, geographic area and scope of activity to be restricted pursuant to this Agreement are reasonable and are not greater than necessary to protect the goodwill or other business interests of the Company. Executive further agrees that such interests are worthy of protection and that the scope of activity to be restrained as detailed herein is reasonable and is not greater than the hardship Executive may experience by complying with its terms. Executive expressly waives the right to protest the reasonableness of the restrictions contained within this Section 7.

8.           Remedy for Breach. Executive acknowledges that each Party would be irreparably injured by a violation of this Agreement and agrees that the other Party shall be entitled to an injunction restraining the other Party from any actual or threatened breach of the provisions contained herein or to any other appropriate equitable remedy without any bond or other security being required. The Parties further consent to court enforcement of the specific language of this Agreement. Unless expressly provided otherwise, each right and remedy in this Agreement is in addition to any other right or remedy, at law or in equity, and the exercise of one right or remedy will not be deemed a waiver of any other right or remedy.

9.           Termination of Performance of Future Services under Consultant Agreement. The Parties hereto, together with Camden, mutually agree that (a) Camden shall, as of the Effective Date, cease to provide services to the Company, (b) the Company shall have no obligation to make any payment of any Consulting Fee or Additional Potential Consulting Fee for services on or after the Effective Date except as otherwise provided pursuant to this Section 9, (c) the termination of the performance of future services under the Consultant Agreement shall not constitute a termination by the Company in a manner that would otherwise trigger liability under Section 6 thereof, (d) the termination of the performance of future services under the Consultant Agreement shall not be treated as a termination for purposes of vesting or the acceleration of any exercise period under any equity award (as applicable) with respect to any equity grant to Executive or Camden and (e) service hereunder shall be treated as continued service for vesting and for purposes of determining the exercise period under any equity award (as applicable) with respect to any equity grant to Executive or Camden. For the avoidance of doubt, the Parties hereto, together with Camden, agree that Camden shall be entitled to all payment for services rendered through April 30, 2024, pursuant to the terms of the Consultant Agreement, together with the amount evidenced by that certain promissory note in the principal amount of the $131,867.81 issued by the Company to Camden and dated May 10, 2024.

10.         Miscellaneous Provisions.

(a)	Governing Law. This Agreement and the interpretations hereof, shall be governed exclusively by its terms and by the laws of the State of New York, without reference to its principles of conflicts of laws.

(b)	Withholding. All amounts payable as compensation shall be subject to deductions for taxes and other withholdings as required by law.

(c)	Section 409A. It is the intention of the Parties that no payment or entitlement pursuant to this Agreement will give rise to any adverse tax consequences to any person pursuant to Section 409A and this Agreement shall be interpreted, applied and, to the minimum extent necessary, amended to achieve that intention. It is further intended that payments hereunder satisfy, to the greatest extent possible, the exemption from the application of Section 409A provided under Treasury Regulation Section 1.409A-1(b)(4) (as a “short-term deferral”). To the extent (1) any payments or benefits to which Executive becomes entitled under this Agreement, or under any agreement or plan referenced herein, constitute deferred compensation subject to Section 409A that are payable on “separation from service” (as defined under Section 409A) and (2) Executive is deemed at the time of termination of employment to be a “specified employee” under Section 409A, then such payments shall not be made or commence until the date that is immediately following the expiration of the six (6)-month period measured from the date of the Executive’s “separation from service” (as defined under Section 409A) from the Company or, if earlier and if permitted under Section 409A, the date of Executive’s death following such “separation from service” (as defined under Section 409A). Upon the expiration of the applicable deferral period, any payments that would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this provision shall be paid to Executive (or his estate or legal representative, as applicable) in one lump sum (without interest). Each installment of any payments provided hereunder shall constitute separate “payments” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii). Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement is determined to be subject to Section 409A, the amount of any such reimbursement or benefit in one calendar year shall not affect any reimbursement or benefit in any other taxable year, in no event shall any such reimbursement or benefit be provided after the last day of the calendar year following the calendar year in which Executive incurred such expense and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit. Any payments to be made under this Agreement upon a termination of employment will only be made upon a “separation from service” (as defined under Section 409A).

(d)	Notice. Except as otherwise specified herein, any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by registered mail to the Company at its principal offices or to Executive at the last address provided by Executive in writing with the Company, or via email with read-receipt obtained from the other Party. Either Party may change the relevant address by notifying the other Party of such change in writing at any time. Any such notice shall be effective when received.

(e)	Survival and Severability. Provisions of this Agreement, which by their nature and/or terms extend beyond the termination of this Agreement shall continue in effect after termination of this Agreement, regardless of the reason, and whether such termination is voluntary or involuntary. If any provision of this Agreement (or portion thereof) is held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision (or portion thereof) of this Agreement that can be given effect without the invalid provision. In such event, all Parties agree that the court making such determination shall have the power to alter or amend such provision so that it shall be enforceable to the maximum extent permitted by law.

(f)	Waiver of Rights. Failure or omission by any Party at any time to enforce or require strict or timely compliance with any provision of this Agreement shall not affect or impair that provision in any way or the rights of that Party to avail itself of remedies it may have in respect to any breach of that provision. Any waiver or consent given by any Party shall be effective only as to that instance and will not be construed as a bar to or waiver of any right on any other occasion.

(g)	Assignment and Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either Party without the prior written consent of the other Party; provided, however, that the Company may, without notice to Executive, (1) assign this Agreement to any entity that acquires all or substantially all of its assets or its business that is the subject hereof or (2) assign this Agreement to any entity that is owned by the Company, so long as the assignment does not negatively impact the Executive in any material manner, including compensation. The provisions of this Agreement will inure to the benefit of and be binding on the Parties and their respective representatives, successors and assigns. Nothing contained in this Agreement shall be construed, nor is intended to give any rights or benefits to any person or entity, other than to the Company and Executive.

(h)	Counterparts and Headings. This Agreement and any amendment hereof may be executed in any number of counterparts and by each Party on a separate counterpart, each of which, when so executed and delivered (which delivery may be via telefax or other electronic means), shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof. Words of any gender used in this Agreement shall be held to include any other gender, and words in the singular shall be held to include the plural when the sense requires.

(i)	Entire Agreement and Modification. This Agreement constitutes the entire agreement between the Parties and supersedes all previous agreements on this matter. There are no other written or oral agreements, representations or understandings with respect to the subject matter of this Agreement. This Agreement may only be modified by the mutual written and signed agreement of both Parties hereto. No oral statement shall in any manner modify or otherwise affect the terms and conditions set forth herein.

(j)	Disclaimer Regarding Reporting. Nothing in this Agreement, any other agreement between the Parties or any Company policy or program prohibits Executive from reporting in good faith possible violations of law or regulations to any governmental agency or governmental entity (including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress and any agency Inspector General) or making other disclosures that are protected under state or federal whistleblower provisions or by any other state or federal law or regulation. Pursuant to the Defend Trade Secrets Act, an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (1) is made (i) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney, and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Furthermore, if Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Executive may disclose the Company’s trade secrets to his attorney and use the trade secret information in the court proceeding if he (A) files any document containing the trade secret under seal and (B) does not disclose the trade secret, except pursuant to court order. Notwithstanding the provisions of Section 7 of this Agreement, Executive does not need prior authorization from the Company to make such reports or disclosures, and Executive is not required to notify the Company that Executive has made such reports or disclosures. Nothing in this Agreement is intended to conflict with the whistleblower provisions of any United States federal, state or local law or regulation, including but not limited to Rule 21F-17 of the Securities Exchange Act of 1934 or Section 1833(b) of the Defend Trade Secrets Act of 2016.

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IN WITNESS WHEREOF, the Parties have executed this Agreement below.

EXECUTIVE:

/s/ Francis Knuettel II

Francis Knuettel II

COMPANY:

Chromocell Therapeutics Corporation

By:	/s/ Todd Davis
Name: Todd Davis
Title: Chairman of the Board of Directors

As to Section 9 only:

CAMDEN CAPITAL LLC

By:	/s/ Francis Knuettel II
Its: Managing Member

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